CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

The following discussion and analysis of the results of operations, and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral Gold”) for the year ended January 31, 2007 should be read in conjunction with the audited January 31, 2007 consolidated financial statements and the related notes thereto. The effective date of this Discussion and Analysis (“MD&A”) is June 11, 2007.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

The Company’s audited consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which are in conformity with United States Generally Accepted Accounting Principles, except as described in note 16 to the consolidated financial statements.  Unless otherwise noted, the consolidated financial statements are reported in Canadian dollars.

Forward looking statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Overview

The Company’s principal business activities are the acquisition, exploration and development of mineral properties.  The Company’s mining claims are located in the states of Nevada and California in the United States.  The Company’s present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada.  The Company is a reporting issuer in British Columbia, Alberta and Ontario, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol CGR, on the OTCBB under the symbol CGREF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

In March 2006, the Company received an unsolicited intention by U.S. Gold Corporation (“US Gold”) to acquire all of the Company’s outstanding common shares.  The intention was received from Robert McEwen, Chairman and Chief Executive Officer of U.S. Gold.  Under the proposal, U.S. Gold would offer 0.63 share of U.S. Gold common stock for each outstanding common share of the Company.  In January 2007, U.S. Gold decided not to pursue its proposed offer for Coral Gold in view of SEC requirements that would need to be satisfied by Coral Gold prior to the commencement by U.S. Gold of a formal tender offer.

Robertson Property

The Company received a preliminary assessment report entitled “Update of the Geological Report on the Robertson Property” dated April 25, 2006 on the gold resources at its Robertson Property situated on the Battle Mountain – Eureka Trend (Cortez Trend) in Lander County, Nevada.  The Report was prepared in accordance with the requirements of National Instrument 43-101 by Robert T. McCusker, Consulting Geologist, a “qualified person” as required by National Instrument 43 – 101.

The measured, indicated and inferred gold resources currently estimated for the four gold zones in the Robertson core area are 212,000 oz measured, 487,000 oz indicated and 434,000 oz inferred.  Previous calculations of the resources (which predate implementation of National Instrument 43-101) estimated total indicated resources of 583,700 oz.  Incorporation of results from the 3 drill programs in 2004 and 2005 in a new block model has therefore substantially increased the estimate of the resources at Robertson.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

During fiscal 2007, Coral Gold completed a major drilling program at its 100-percent-owned Robertson property located on the Cortez gold trend in eastern Lander County, Nevada, USA. Drilling was completed in two phases.

Phase I consisted of 14 reverse circulation (RC) drill holes, CR06-2 through CR06-15, totaling 11,355 ft which were completed in the immediate vicinity of the existing 39A Zone indicated mineral resource.

Phase II consisted of 32 RC holes, CR06-16 through CR06-48A, totaling 24,260 ft which were completed in:

1)    the Distal Zone,
2)    on the northeast flank of Altenburg Hill;
3)    in the gravel-covered area between the Altenburg Hill and the Porphyry Zone measured and indicated mineral resource, and;
4)    along a northeast-striking structural zone in the Porphyry Zone.

The purpose of Phase I drilling was to define the "economic margins" of the 39A mineralized zone and test the continuity of higher grade intercepts between widely-spaced drill holes. In addition, Coral Gold under took a comprehensive metallurgical evaluation of the amenability of the higher grade mineralization in the 39A Zone to direct cyanidation. This work also tested the suitability of gravity + flotation to produce an economic concentrate that could be potentially processed off site.

Phase II drilling focused on:

1)    Expanding and upgrading the Distal Zone and Altenburg Hill inferred mineral resources;
2)    Testing the northern extent of the 39A Zone.
3)    Testing the area between Altenburg Hill and the Porphyry Zone for possible extensions to mineralization.
4)    Testing the projected strike of a northeast-striking structural zone within the Porphyry Zone.

As part of Phase II, Coral Gold is conducting metallurgical testing of high grade material from the Distal Zone and low-grade material from Altenburg Hill and the 39A Zone. Results from these studies will help determine the amenability of higher-grade material from the Distal Zone to direct cyanidation and the potential for heap leaching low-grade oxide and sulfide material from Altenburg Hill and 39A Zone, respectively.

The 2006 drill program on Robertson property successfully extended key gold zones. As a result, management is confident the property’s current gold resource will increase with completion of a new resource calculation.

Coral Gold is now considering options for exploring the Robertson Property in calendar 2007. Company President Louis Wolfin stated, “We now have an excellent opportunity to expand our successful drilling program and increase our resources.”

The detailed Report on the 2006 Drilling Program, which includes associated maps, complete assay tables, metallurgical results and other information, is available for viewing in PDF format on the home page of Coral Gold’s website at www.coralgold.com.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Drilling operations during Phase 1 and Phase 2 drilling were directly supervised by R. T. McCusker, a Qualified Person pursuant to NI 43-101.

In February 2007, the Company received a permit from the US Bureau of Land Management to drill four deep holes (3 – 5,000 feet) on the Robertson Property.

In calendar 2006, Coral Gold’s field staff carried out programs of detailed structural geological mapping, geochemical soil sampling, gravity geophysics and airborne magnetometric interpretation to define areas for the deep drilling program.  Apart from an archaeological survey and need to post a bond, Coral Gold has the green light to proceed.

Coral Gold has started the process of updating its gold resource by incorporating the results of the 46 holes drilled in calendar 2006 into the existing computer block model.  Meanwhile application will be made for permits for drilling to further expand the Distal, 39A and Porphyry/Altenberg Hill Zones.  A series of core holes are also planned for metallurgical test work to add to existing information at Distal, 39A, Gold Pan and Porphyry/Altenberg Hill.

Norma Sass Property

Agnico-Eagle mobilized a reverse circulation drill supplied by Lang Exploratory Drilling of Elko, Nevada to the Norma Sass property on May 15, 2006.  Drilling commenced on the Lander Ranch target area and Agnico-Eagle drilled 15,000 ft. in 12 to 15 holes on the Norma Sass and related properties.  In February 2007, Agnico-Eagle Mines Ltd. has notified Coral Gold that it would not be continuing its option on Coral Gold’s Norma Sass, Lander Ranch and Blue Nugget properties because of other corporate priorities.  Coral Gold has been pleased with the work done by Agnico-Eagle during the past two years.  They successfully showed depths to the lower plate sequence across the Norma Sass ground and extended the area of gold mineralization at Lander Ranch.  Coral Gold will be reviewing results of Agnico-Eagle’s exploration programs in order to plan further work.

The Norma Sass property is owed 66.6% by Coral Gold and 33.3% by Levon Resources Ltd.

Selected Annual Information

The following financial data is derived from the Company’s audited consolidated financial statements for the three most recently completed financial years:

	January 31, 2007		January 31, 2006		January 31, 2005
	$		$		$
Revenue		—		—		—
Loss for the year		(2,528,614)		(2,263,288)		(983,665)
Loss per share		(0.38)		(0.47)		(0.21)
Total assets		14,892,422		11,385,912		10,737,683
Total liabilities		3,991,576		3,711,170		2,761,897

During the 2007 fiscal year, the Company incurred a loss of $2,528,614 (2006: a loss of $2,263,288) and a net loss per share of $0.38 (2006: a net loss per share of $0.47).   The 2007 loss includes a future income tax expense of $479,270 compared to $187,865 in 2006.  The 2007 loss also includes interest income of $144,422, an increase of $123,968 from 2006, a foreign exchange loss of $115,024, an increase of $308,674 from 2006, and a $66,120 write-down of advances receivable compared to a recovery of $12,467 in 2006.  The increase in interest income was due to the higher cash balance the Company held throughout most of fiscal 2007.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Total assets have risen from the 2006 fiscal year to the 2007 fiscal year due to the private placement of $4,500,000 and an increase in mineral property expenditures in the 2007 fiscal year.  Mineral property expenditures increased by $1,075,248 over 2006.  Actual net cash raised through the issuance of shares was $5,066,309 during the 2007 fiscal year compared to $189,194 in fiscal 2006, a, increase of $4,877,115.  In fiscal 2007 there were proceeds from stock options and warrants being exercised in addition to the private placement compared to only proceeds from stock options and warrants being exercised in fiscal 2006.

The Company remains free of long term interest bearing debt and the total liabilities include current liabilities of $470,411 in fiscal 2007 which is $288,355 lower than fiscal 2006.  This decrease is largely due to the majority of a $525,000 bonus payable to a Director of the Company being settled during the fiscal 2007 year.  Long term liabilities increased from $2,952,404 in fiscal 2006 to $3,521,165 in fiscal 2007, a difference of $568,761.  In fiscal 2007 and 2006, the long term liability amounts were mostly due to a future income tax liability.  The Company has also recorded in fiscal 2006 an asset retirement obligation of $16,000 regarding reclamation of mineral properties and a non-controlling interest amount of $10,320 which contributes to the total liabilities.  These amounts have changed very little in the fiscal 2007 year.

The Company continues to have a reclamation bond as an asset with the State of Nevada however it has been increased from $260,976 in fiscal 2006 to $332,229 in fiscal 2007.  The increase was in response to additional planned exploration activities.  Management will continue to assess their asset retirement obligations and the associated liability will be adjusted in the period accordingly.

Results of operations

Three months ended January 31, 2007 compared with the three months ended January 31, 2006

General and administrative expenses

General and administrative expenses totaled $385,329 for the quarter ended January 31, 2007 compared with $1,830,240 for the quarter ended January 31, 2006, a decrease of $1,444,911. This was primarily a result of $1,019,700 for stock-based compensation in the fiscal 2006 quarter compared to $14,072 in the fiscal 2007 quarter.  The remaining amount of the decrease is due to decreases of $525,608 in salaries and benefits, $4,374 in office and miscellaneous charges, $2,451 in listing and filing fees and $1,150 in transfer agent fees.  These decreases were offset to a lesser degree by increases of $19,573 in consulting fees, $9,429 in investor relations and shareholder information, $64,805 in legal and accounting fees and $1,471 in travel costs.  Consulting and legal and accounting fees were higher in the fiscal 2007 quarter due to due diligence of the US Gold offer.  The significant decrease in salaries and benefits expense was due to no bonuses being recorded in the fiscal 2007 quarter compared to $525,000 in the fiscal 2006 quarter; otherwise the personnel costs remained fairly consistent between the quarters.  Office and miscellaneous costs were reduced in part by a cost recovery of $12,615 regarding past administrative expenses.

Loss for the period

The loss for the quarter ended January 31, 2007 was $1,035,608 compared with a loss of $1,764,749 for the quarter ended January 31, 2006, a decrease of $729,141.  As discussed above for general and administrative expenses, stock based compensation was reduced by $1,005,628 in the fiscal 2007 quarter and is the reason for the significant decrease in loss.  There was such a large difference in stock based compensation between the comparative quarters because of options being granted and their fair value charged to operations in the quarter ended January 31, 2006 whereas there were only a small amount of previously granted options that became vested in the quarter ended January 31, 2007 and no new option grants.   Other items that lessened the overall impact off the reduced general and administrative expenses during the fiscal 2007 quarter were a foreign exchange loss of $110,314 compared to a fiscal 2006 quarter gain of $229,414 and a write down of advances receivable for $69,584 compared to a recovery of advances receivable of $12,467 in the fiscal 2006 quarter.  Future income tax expense had an even larger effect of reducing the overall decrease in loss.  The fiscal 2007 quarter had a future income tax expense of $479,270 which was $291,405 higher than the fiscal 2006 quarter.  On a smaller scale, interest income increased by $26,063 over the fiscal 2006 quarter.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Twelve months ended January 31, 2007 compared with the twelve months ended January 31, 2006.

General and administrative expenses

General and administrative expenses totaled $1,983,965 for the year ended January 31, 2007 compared with $2,301,983 for the year ended January 31, 2006, a decrease of $318,018. Items that contributed to the decrease in general and administrative expenses were decreases of $538,403 in salaries and benefits and $307,691 in stock-based compensation. The reason for the decrease in salaries and benefits is the same as that given for the three month comparison.  Offsetting the decrease in costs were increases of $92,072 in consulting fees, $50,000 in directors’ fees, $49,837 in investor relations and shareholder information, $273,703 in legal and accounting, $15,255 in listing and filing fees, $27,215 in management fees, $14,722 in office and miscellaneous expenses and $4,738 in transfer agent fees.  Consulting fees, directors’ fees and legal fees were significantly higher as a result of the US Gold offer.  Consulting fees included financial advisory services and directors’ fees were a result of the extra time and effort required of the special committee members in addressing the offer.  Legal fees largely increased due to the title review of the company’s mineral properties.  Investor relations and shareholder information costs were higher due to increased efforts to promote the company and items associated with the US Gold offer. Management fees were higher due to the hiring of a Chief Financial Officer in the fiscal 2007 year. Higher listing and filing fees were a direct result of the fees paid to the TSX Venture Exchange to get approval for the private placement that was closed and an increase in the annual sustaining fees.

Loss for the period

Loss for the year ended January 31, 2007 was $2,528,614 compared with a loss of $2,263,288 for the year ended January 31, 2006, an increase of $265,326. The reason for the increase in the loss for the fiscal 2007 year is the future income tax expense, foreign exchange loss and write-down of advances receivable noted above.  The write-down was primarily a result of an allowance being made against cost recoveries associated with the US Gold offer that were expected but not received. Reducing the overall loss was the decrease in general and administrative expenses described above and an increase in interest income of $123,968 for the fiscal 2007 year.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Summary of Quarterly Results

	2007	2006	2006	2006	2006	2005	2005	2005
Period ended	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1
	$	$	$	$	$	$	$	$
Revenue	—	—	—	—	—	—	—	—
Loss for the period	(1,035,608)	(906,323)	(363,147)	(223,536)	(1,764,749)	(168,253)	(149,817)	(180,467)
Loss per share	(0.16)	(0.13)	(0.05)	(0.04)	(0.37)	(0.03)	(0.03)	(0.04)
Total assets	14,892,422	15,403,515	15,270,553	15,458,354	11,385,912	10,804,393	10,501,557	10,591,164

The general trend has been an increase in overall expenses because of the increase in exploration activities, the associated support staff and continuing efforts to promote company awareness.. Most recently, general and administrative expenses have risen due to the review of mineral properties and due diligence for the US Gold offer.  This is most apparent in the increase in loss from Q1-April 30, 2006 to Q4-January 31, 2007. The quarter ended January 31, 2006 rose sharply due to stock-based compensation of $1,019,700 and this also significantly impacted Q3-October 31, 2006 for $734,337.

Total assets generally trend downward during the periods when there are no funds raised through private placements.  Total assets started increasing in Q3-October 31, 2005 due to the purchase of Marcus Corporation with common shares, followed by cash raised from the exercising of stock options and warrants and a private placement in the next two quarters.  Total assets for the four most recent quarters have been at a fairly consistent level.  This is because a significant amount of exploration is taking place during this time and being capitalized while interest revenue and the exercising of warrants and stock options has helped to cover general and administrative costs.

Liquidity and capital resources

During the year ended January 31, 2007 the Company incurred expenditures that increased its mineral property carrying value on the Robertson Property by $1,660,128.  At this time the Company has no operating revenues but did earn interest income of $144,422 in 2007 compared to $20,454 in 2006.

At January 31, 2007, the Company had working capital of $2,212,386 and cash and cash equivalents of $2,545,711.  During the fiscal 2007 year, the Company raised gross proceeds of $4,500,000 through a private placement of 1,500,000 shares at a price of $3.00 per share. The Company also raised proceeds of $527,888 from the exercising of 191,194 warrants and $66,430 from the exercising of 36,900 stock options.  Subsequent to the fiscal 2007 year end the Company has closed a private non-brokered private placement of up to 1,410,000 units at a price of $3.00 per unit.  The Company is continuing its exploration program and the estimated cost for the following year is $3 million.  The Company has sufficient cash on hand at this time to finance the limited exploration work on its mineral properties and maintain administrative operations through January 31, 2008.

The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

Related party transactions for the year ended January 31, 2007 are as follows:

(a)
Advances receivable represent amounts due from related parties.  The amounts due from related parties include $28,003 [2006 - $28,003] due from a joint venture with common management and common directors; $Nil [2006 - $7,850] from a company controlled by a Director; $1,471 [2006 - $1,430] from a Director of the Company; $4,751 [2006 - $Nil] due to a company with common management in regards to the cost sharing agreement for overhead expenses; and $16,217 (2007: $62,253 less an allowance for bad debt of $46,036; 2006: $89,992 less an allowance for bad debt of $76,868) with two companies with common management and common directors.

(b)
Advances payable include $17,000 [2006 - $31,620] due to Directors in regards to past directors’ fees; $Nil [2006 - $26,922] due to a company with common management in regards to the cost sharing agreement for overhead expenses; $972 [2006 - $Nil] to an officer of the Company in regards to expense reimbursements; and $Nil [2006 - $3,414] to a company controlled by a Director in regards to expense reimbursements.

(c)	Consulting fees of $30,000 [2006 - $30,000; 2005 - $30,000] were paid to a company owned by a Director to provide administrative, promotional and financial services.

(d)
Management fees of $65,000 [2006 - $105,000; 2005 - $75,000] were paid to a company owned by a Director for services as Vice President and former President and $35,965 [2006 - $Nil; 2005 - $Nil] was paid to an officer of the Company for Chief Financial Officer services.

(e)	Geological consulting fees of $42,400 [2006 - $19,200; 2005 - $17,100] were paid to a private company owned by a Director for directing exploration programs

(f)	Directors’ fees of $62,000 [2006 - $12,000; 2005 - $14,000] were paid to Directors of the Company.

(g)	An allowance in the amount of $209,840 [2006 - $209,840; 2005 - $209,840] has been accrued in respect of advances made to a Company with common management.

(h)
The loan receivable of $83,000 for the year ended January 31, 2006, which was due from a subsidiary of a related company with common management that provides drilling services, was collected during the current year.

(i)	Included in accounts payable and accrued liabilities are bonuses payable to a director of the Company in the amount of $225,000 [2006 - $525,000].

(j)
The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

A total of $116,135 [2006 - $166,203; 2005 - $135,140] was charged to operations in relation to the cost sharing agreement.

The Company owns a one-sixth share of the related party which is valued at a nominal amount of $1; the share are held in trust.

These transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Disclosure of Management Compensation

During the fiscal 2007 year, $65,000 was paid to a former President and current Vice-President for services as director and officer of the Company, $31,250 was paid to the President for services as director and officer of the Company; $30,000 was paid to a Director for consulting services, $42,400 was paid to the V.P. Explorations for services as a director and geological consultant, $35,965 was paid to the Chief Financial Officer for services as an officer of the Company and $11,191 was paid to the Secretary for services as an officer of the Company.

Changes in accounting policies

Effective February 1, 2007, the Company is required to adopt Canadian Institute of Chartered Accountants (CICA) Section 3855, Financial Instruments – Recognition and Measurement and Section 1530, Comprehensive Income.  The adoption of these standards will require the presentation of a separate statement of comprehensive income.  Changes in the fair value of available for sale investments will be reported in comprehensive income.  The Company does not expect that there will be any transitional adjustments in respect of these standards; however, to the extent there are, they are anticipated to be insignificant and will be recorded to the opening balances of the relevant financial instruments and adjusted through the retained earnings account and accumulated other comprehensive income, as applicable, at February 1, 2007.

Outstanding share data as at June 11, 2007

There were 8,267,360 common shares outstanding.

Summary of stock options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$1.70	December 1, 2009	258,000
$1.70	April 12, 2010	15,000
$3.55	December 12, 2010	210,500
$3.92	September 6, 2011	270,000
		753,500

Summary of warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$2.00	September 15, 2007	113,134
		113,134

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Commitments

None

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at January 31, 2007 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company assessed the design of the internal controls over financial reporting as at January 31, 2007 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral Gold because of limitations in size and number of staff.  The Company believes it has taken initial steps to mitigate these risks by consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended January 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Subsequent events

Subsequent to the year end, the Company closed a non-brokered private placement of 1,410,000 units at a price of $3.00 per unit, each unit consisting of one common share and one transferable share purchase warrant. Each warrant will entitle the investor to purchase one additional share at an exercise price of $3.50 for one year.